Correspondence

PURE BIOSCIENCE, INC.
1725 Gillespie Way
El Cajon, California 92020
(619) 596-8600

27 July 2012

Via EDGAR
Mr. Jay Ingram, Legal Branch Chief
Division of Corporation Finance
U.S. SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549-4561

Re:	PURE Bioscience, Inc. Registration on Form S-3 Filed 29 June 2012 File No. 333-182475

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PURE BIOSCIENCE, INC. (“PURE”) respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the Registration Statement on Form S-3 (Registration No. 333-182475) (the “Registration Statement”) be declared effective at 12:00 p.m. (Washington D.C. time), on Tuesday, 31 July 2012, or as soon thereafter as practicable. In connection with the foregoing request to accelerate the effectiveness of the Registration Statement, PURE acknowledges that:

1.
Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve PURE from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	PURE may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call our legal counsel, Keith A. Rosenbaum, at (949) 851-4300 ext. 212, to provide notice of the effectiveness of the Registration Statement. PURE also hereby requests a copy of the written order verifying the effective date.

Respectfully submitted, PURE BIOSCIENCE, INC. /s/ Michael L. Krall President, Chief Executive Officer